Exhibit 99.58

GUARANTEE

THIS GUARANTEE AGREEMENT made as of the 27th day of May, 2011, is given by Molimentales del Noroeste S.A. de C.V. (the “Guarantor”) to Sprott Resource Lending Partnership as administrative agent (in such capacity, together with its successors and permitted assigns, “Administrative Agent”) on behalf of the Lenders (as defined in the Credit Agreement defined below).

WHEREAS:

A.          Timmins Gold Corp., a British Columbia corporation (the “Company”) is the owner, directly or indirectly, of all of the issued and outstanding shares of the Guarantor (with the exception of the one share in the Guarantor which is held directly, beneficially and of record by Arturo Bonillas);

B.          The Lenders have agreed to make available certain credit facilities to the Company on and subject to the terms and conditions set out in the Credit Agreement dated May 27, 2011 between the Finance Parties and the Company as borrower (as the same may be amended, supplemented, restated or otherwise modified from time to time, the “Credit Agreement”); and

C.          The Guarantor acknowledges that it will receive substantial direct and/or indirect benefits by reason of the Company entering into the Credit Agreement.

NOW THEREFORE IN CONSIDERATION of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby agrees with the Administrative Agent, as follows:

1.          Incorporation of Recitals; Defined Terms

The foregoing recitals are incorporated herein by this reference. Terms that are capitalized but which are not defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

2.          Guarantee of Payment

(a)	The Guarantor hereby unconditionally and irrevocably guarantees, in favour of the Administrative Agent (on behalf of the Lenders):

(i)

the payment of all present and future indebtedness, liabilities and obligations of the Company to the Finance Parties under the Credit Agreement and/or any of the Credit Documents, whether direct or indirect, absolute or contingent, liquidated or unliquidated, as principal or as surety, alone or with others, of whatsoever nature or kind, in any currency or otherwise, and

(ii)

the full and punctual payment when due (whether at the Repayment Date or by acceleration or otherwise) of the principal, any interest, premium and/or fees, and all other amounts properly payable under, in connection with or relating to the Credit Agreement (in the currency denominated by the Credit Agreement), and/or any of the other Credit Documents or the enforcement thereof in accordance with the Credit Agreement, and such other Credit Documents (collectively with the obligations set out in Section 2(a)(i) above, the “Obligations”). The Guarantor also agrees to pay and reimburse, without limitation, all costs and expenses properly incurred by the Administrative Agent in enforcing its rights hereunder, including, without limitation, the fees and disbursements of counsel to the Administrative Agent, all of which shall form part of the Obligations. All payments to be made by the Guarantor pursuant to this Section 2 shall be made forthwith following receipt of demand therefor by the Administrative Agent.

(b)

If any or all of the Obligations are not duly and punctually paid by the Company and are not recoverable under Section 2(a) above for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Administrative Agent from and against all damages, costs, expenses, losses and liabilities resulting from the failure of the Company to pay the Obligations.

(c)

If any or all of the Obligations are not duly and punctually paid by the Company and are not recoverable under Section 2(a) above and the Administrative Agent is not indemnified under Section 2(b) above, in each case, for any reason whatsoever, such Obligations will, as a separate and distinct obligation, be recoverable from the Guarantor as primary obligor.

3.          Demand Right of Administrative Agent.

The Administrative Agent shall be entitled for and on behalf of the Lenders to make demand hereunder upon the Guarantor at any time during the continuance of an Event of Default which has not been waived in accordance with the provisions of the Credit Agreement or in respect of which the Administrative Agent has made a declaration pursuant to the Credit Agreement.

If any Obligation is not paid for any reason whatsoever, including upon demand by the Administrative Agent, the Administrative Agent may demand forthwith from the Guarantor, the total amount of such Obligation. The Guarantor will make, or cause to be made, payment to the Administrative Agent of the total amount of all Obligations hereunder forthwith after demand therefor is made upon such Guarantor. The Guarantor will make, or cause to be made, all payments to the Administrative Agent as set out in Section 2(a) hereof.

4.          Guarantee Absolute.

The Guarantor agrees that the guarantee contained in this Guarantee is a guarantee of payment and not of collection or collectibility, and that the Guarantor’s obligation to pay the Obligations hereunder shall be primary, absolute, irrevocable and unconditional (and not merely as surety) and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by (to the extent permitted by applicable law):

(a)

any extension of the time or times for the payment of the Obligations, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Credit Agreement or any of the Credit Documents, or any other guarantee of the Obligations, by operation of law or otherwise;

(b)

any modification or amendment of or supplement to the Credit Agreement or any of the Credit Documents or any other guarantee of the Obligations, or any release of any Security Document or any other guarantee of the Obligations;

(c)

any change in the corporate existence, structure or ownership or control of the Company, the Guarantor or any other Subsidiary, or any insolvency, bankruptcy, winding-up, liquidation, dissolution, reorganization or other similar proceeding affecting the Company, the Guarantor or any other Subsidiary or any of its or their respective assets or any resulting release or discharge of any obligation of the Company contained in the Credit Agreement or any of the Credit Documents, or any other guarantee of the Obligations;

(d)

the existence of any claim, set-off or other rights which the Guarantor may have at any time against the Company, the Administrative Agent, any of the other Finance Parties or any other Person, whether in connection herewith or any unrelated transactions;

(e)

any invalidity, illegality, irregularity or unenforceability for any reason of the Credit Agreement or any of the Credit Documents or any other guarantee of the Obligations or any part thereof or any other agreement as regards the Company or the Guarantor relating to the Obligations, or any provision of applicable law or regulation purporting to prohibit the payment by the Company of any of the Obligations by the Guarantor or any other guarantee of any of the Obligations;

(f)

any lack or limitation of power, incapacity or disability on the part of the Company, the Guarantor or any other Person or of the directors thereof or any other irregularity, defect or informality on the part of the Company or the Guarantor in its obligations to any of the Finance Parties;

(g)	any contest by the Company or any Person as to the amount of the Obligations;

(h)	the absence of any action to enforce the Credit Agreement or any of the Credit Documents or any other guarantee of any of the Obligations;

(i)	any judgment against the Company or any other guarantor of any of the Obligations or any action to enforce the same;

(j)

whether any other Person or Persons shall be or shall become in any way responsible to the Administrative Agent and/or any of the other Finance Parties, or in respect of all or any part of the Obligations (an “Other Guarantor”);

(k)	whether any Other Guarantor shall cease to be so liable; or

(l)

any other act or omission to act or delay of any kind by the Company, the Administrative Agent, any of the other Finance Parties or any other Person or other circumstance of any kind whatsoever that might otherwise constitute a legal or equitable defence available to, or a discharge of, the Company, the Guarantor or any Other Guarantor in respect of any or all of the Obligations (other than the irrevocable and unconditional payment in full of the Obligations and the termination of the Credit Agreement).

5.          Credit Agreement Covenants.

The Guarantor acknowledges receipt of a true copy of the Credit Agreement and the Credit Documents which relate to the Guarantor. The Guarantor consents to and agrees to be bound by each provision in the Credit Agreement which relates to the Guarantor including, without limitation, the provisions in the Credit Agreement restricting the incurrence of Debt (other than Permitted Indebtedness), the creation of any Liens (other than Permitted Encumbrances) and the Disposal of any assets. In addition, the Guarantor hereby covenants and agrees that it shall perform each and every term, covenant, condition and agreement which the Company has covenanted in the Credit Agreement to cause, ensure or procure the Guarantor to perform, and the Guarantor will comply with each and every term, covenant, condition and agreement which relates to the Guarantor, which the Company has covenanted under the Credit Agreement to cause, ensure or procure the Guarantor to comply with, and the Guarantor will not do anything which would result in a breach of the Credit Agreement or any of the other Credit Documents which relates to the Guarantor.

6.          Security for Guarantee.

The Guarantor acknowledges that the payment of the Obligations is also secured pursuant to the terms and provisions of the Security Documents.

7.          Impairment of Security.

Any loss of, or loss of value of, any security granted to the Administrative Agent by the Company or any other Person shall not discharge pro tanto or otherwise or limit or lessen the liability of the Guarantor under this Guarantee.

8.          No Release.

The liability of the Guarantor hereunder will not be released, discharged, limited or in any way affected by anything done, suffered or permitted by the Administrative Agent in connection with any duties or liabilities of the Company to the Administrative Agent or any guarantee therefor including any loss of or in respect of any security received by the Administrative Agent from the Company or others. Without limiting the generality of the foregoing, and without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability hereunder, without obtaining the consent of or giving notice to the Guarantor, the Administrative Agent may, subject to the terms of the Credit Agreement:

(a)

agree to any change in the time, manner or place of payment under, or in any other term of, any agreement between the Company and the Administrative Agent or any Other Guarantor and the Administrative Agent;

(b)	grant time, renewals, extensions, indulgences, releases and discharges to the Company or any other Person;

(c)	take or abstain from taking or enforcing securities or collateral from the Company or any other Person or from perfecting securities or collateral of the Company or any other Person;

(d)	accept compromises from the Company or any other Person;

(e)	apply all money at any time received from the Company or any other Person or from securities or collateral received from the Company or any other Person in accordance with the Credit Agreement; and

(f)	otherwise deal with the Company and all other Persons and securities as the Administrative Agent may see fit.

9.          Representations and Warranties.

The Guarantor hereby represents and warrants as of the date hereof, acknowledging and confirming that the Administrative Agent is relying on such representations and warranties in connection with the acceptance of this Guarantee, that:

(a)

Representations and Warranties in Credit Agreement and Credit Documents. Each representation and warranty made by the Company (with respect to the Guarantor) under the Credit Agreement and/or any of the other Credit Documents, as applicable, is true, accurate and complete in all respects.

(b)	Authorization No Contravention. The execution, delivery and performance by the Guarantor of this Guarantee:

(i)

are within its corporate powers, have been duly authorized by all necessary corporate action by the Guarantor, require no action by or in respect of, or filing with, any Governmental Authority, and do not contravene its constituent documents; and

(ii)

do not contravene, or constitute a default under, any provision of Applicable Law, as amended from time to time, or of any judgment, injunction, order, decree, agreement or other instrument binding upon the Guarantor or result in or require the creation or imposition of any Security Interest on any asset of the Guarantor.

(c)

Binding Effect. This Guarantee constitutes the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(d)

Litigation. There is no action, suit or proceeding pending against the Guarantor or, to the knowledge of the Guarantor, threatened against the Guarantor before any court or arbitrator or any Governmental Authority.

10.          Manner of Payment.

All payments to be made by the Guarantor hereunder shall be made to the Administrative Agent for application in accordance with the provisions of the Credit Agreement which shall apply, mutatis mutandis, to any payments made by the Guarantor hereunder.

11.          Waiver.

The Guarantor unconditionally waives, to the fullest extent permitted by law:

(a)	notice of any of the matters referred to in Section 4 above;

(b)

all notices which may be required by statute, rule of law or otherwise, now or hereafter in effect, to preserve intact any rights against any Person, including, without limitation, any demand, presentment and protest, proof of notice of non-payment under the Credit Agreement or any of the Credit Documents and notice of any Event of Default or any failure on the part of the Company, to perform or comply with any covenant, agreement, term or condition of the Credit Agreement or any of the Credit Documents;

(c)

any right to the enforcement, assertion or exercise against the Company, or any other guarantor of the Obligations of any right or remedy conferred under the Credit Agreement or any of the Credit Documents;

(d)	any requirement of diligence on the part of any Person;

(e)	any requirement to exhaust any remedies or to mitigate the damages resulting from any default under the Credit Agreement or any of the Credit Documents; and

(f)

any notice of any sale, transfer or other disposition of any right, title or interest of the Administrative Agent or any of the other Finance Parties under the Credit Agreement or any of the Credit Documents.

12.          Acceleration of Maturity.

The Guarantor further agrees, to the fullest extent that it lawfully may do so, that as between itself, as Guarantor, on the one hand, and the Administrative Agent, on the other hand, the maturity date of the Obligations guaranteed hereby may be accelerated as provided in the Credit Agreement for the purposes of this Guarantee, notwithstanding any stay existing under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction preventing such acceleration in respect of the Obligations guaranteed hereby.

13.          No Set-off.

In any claim by the Administrative Agent against the Guarantor, the Guarantor may not assert any defence, set-off or counterclaim that the Guarantor, the Company or any other Person may have against the Administrative Agent, any of the other Finance Parties or any other Person.

14.          Waiver of Subrogation.

Until payment in full of the Obligations, the Guarantor irrevocably waives, to the fullest extent permitted by law, any and all rights to which it may be entitled, by operation of law or otherwise, upon making any payment hereunder to be subrogated to the rights of the Administrative Agent and/or any of the other Finance Parties against the Company or any other Person with respect to such payment or otherwise to be reimbursed, indemnified or exonerated by the Company or any other Person in respect thereof.

15.         Benefit of Guarantee.

This Guarantee is entered into with the Administrative Agent for the benefit of, and the Administrative Agent declares that it holds the same for the equal and rateable benefit of, all of the Finance Parties. All powers and trusts hereunder shall be exercised and all proceedings at law or in equity shall be instituted, held and maintained by the Administrative Agent for the equal and rateable benefit of all of the Finance Parties.

16.          No Waiver: Remedies.

No failure on the part of the Administrative Agent or any of the other Finance Parties to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

17.          Continuing Guarantee: Reinstatement in Certain Circumstances.

The guarantee contained in this Guarantee is a continuing guarantee and the Guarantor’s obligations hereunder shall:

(a)	remain in full force and effect until the indefeasible payment in full of the Obligations;

(b)	be binding upon the Guarantor and its respective permitted successors and assigns;

(c)	not be revoked by any change in the constitution of the Company; and

(d)	inure to the benefit of and be enforceable by the Administrative Agent and any of the other Finance Parties and their respective successors and permitted assigns;

provided, however, that this Guarantee shall not be construed to create any right in any Person other than the Administrative Agent and any of the other Finance Parties and their respective successors and permitted assigns or to be a contract in whole or in part for the benefit of any Person other than the Administrative Agent and any of the other Finance Parties and their respective successors and permitted assigns. If at any time any payment previously applied by the Administrative Agent to the Obligations is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, the obligations of the Guarantor hereunder with respect to such payment shall be reinstated as though such application by the Administrative Agent had not been made at such time.

18.          Amendments and Waiver.

Any provision in this Guarantee may be waived by the Administrative Agent or amended in writing by the Guarantor and the Administrative Agent in accordance with the Credit Agreement.

19.          Capacity of Administrative Agent.

This Guarantee is granted to the Administrative Agent in its capacity as Administrative Agent for and on behalf of the Lenders and the Administrative Agent, in its capacity as Administrative Agent under the Credit Agreement, hereby accepts the benefits of this Guarantee and agrees to perform its obligations upon the terms and conditions set forth in this Guarantee and the Credit Agreement.

20.          Interest Act (Canada).

The Guarantor acknowledges and agrees that it is its express intention and desire that in no event shall that the total payment in respect of the Obligations to the Administrative Agent and/or the other Finance Parties exceed the maximum payment permitted under Applicable Law limiting the rate of interest or other monies chargeable under or in connection with the Credit Agreement and/or any of the Credit Documents. Notwithstanding any other terms or conditions of this Guarantee, the amounts payable shall not exceed the highest amount permitted by law.

21.          Entire Agreement.

This Guarantee, together with the applicable provisions of the Credit Agreement and any of the other Credit Documents (if applicable), embodies the entire agreement of the Guarantor with respect to the subject matter hereof and supersedes any prior written or oral agreements and understandings relating to the subject matter hereof and thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties except as expressly set forth herein, in the Credit Agreement or any of the Credit Documents. The Administrative Agent will not be bound by any representations, warranties or promises made by the Company to the Guarantor and possession of this Guarantee by the Administrative Agent will be conclusive evidence against the Guarantor that the Guarantee was not delivered in escrow or pursuant to any agreement that it should not be effective until any condition precedent or subsequent has been complied with.

22.          Subordination

Until all of the Obligations are fully and irrevocably discharged in full, the Guarantor agrees that any and all present and future debts and obligations of the Company to the Guarantor are hereby fully subordinated in all respects to the claims of Administrative Agent for the benefit of the Finance Parties as security for its obligations hereunder.

23.          Successors and Assigns

This Guarantee shall enure to the benefit of the Administrative Agent, the Lenders, and their respective successors and assigns.

24.          Costs and Expenses

The Guarantor agrees to pay on demand all costs and expenses properly incurred by or on behalf of the Administrative Agent and the other Finance Parties (including, without limitation, attorneys' fees and expenses) in enforcing the obligations of the Guarantor under this Guarantee.

25.          Joinder

The Guarantor agrees that any action to enforce this Guarantee may, to the extent permitted by Applicable Law, be brought against the Guarantor without any reimbursement or joinder of the Company or any other guarantor of the Obligations in the action.

26.          Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity, legality or enforceability of any other provision hereof or thereof.

27.          Notices

Unless otherwise specifically provided herein, any notice or other communication required or permitted to be given shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied, emailed or sent by overnight courier service and shall be deemed to have been given if: (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 2:00 p.m. (Vancouver time), otherwise on the next Business Day and (ii) transmitted by facsimile, electronic mail or similar means of recorded communication, on the Business Day following the date of transmission. Notices shall state that they are intended to be notices in connection with this Guarantee and shall be addressed as follows:

if to the Guarantor:

Molimentales del Noroeste S.A. de C.V.
c/o Timmins Gold Corp.
Suite 520-609 Granville Street
Vancouver BC, V7Y 1G5
Canada

Attention: Chief Executive Officer
Facsimile: 604 682 4009

if to the Administrative Agent:

Sprott Resource Lending Partnership
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2750
Toronto, Ontario
Canada

Attention: Chief Executive Officer
Facsimile: 416 977 7333

or to the other address as the party shall have previously designated by written notice to the serving party, given in accordance with this Section 27. A notice not given as provided above shall, if it is in writing, be deemed given if and when actually received by the party to whom given.

28.          Applicable Law and Attornment Clause

This Guarantee and all documents delivered pursuant hereto shall be deemed to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereby attorn to the courts of the Province of British Columbia and agree that those courts shall have non-exclusive jurisdiction to determine all disputes relating to this Guarantee.

29.          Execution and Delivery

This Gurantee may be executed and delivered by the parties by facsimile or other electronic means and all such counterparts and facsimiles or reproductions shall together constitute one and the same agreement.

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IN WITNESS HEREOF, the Guarantor has executed this Guarantee as of the date first written above.

MOLIMENTALES DEL NOROESTE S.A. DE C.V.

By: ______________________________
        Name:
        Title:
        I have authority to bind the corporation

ACKNOWLEDGEMENT :

SPROTT RESOURCE LENDING PARTNERSHIP, by its
managing partner, Sprott Lending Consulting LP, by its
general partner, Sprott Lending Consulting GP Inc.

By:_______________________________
        Name:
        Title: